                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NUMBER 2)

                             BEI ELECTRONICS, INC.
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  05538E-10-9
- --------------------------------------------------------------------------------



                                G. HOUSTON HALL
                              GHS MANAGEMENT, INC.
                         8235 DOUGLAS AVENUE, SUITE 420
                             DALLAS, TEXAS  75225
                                 (214)696-2700
- --------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                              FEBRUARY 13, 1995
- --------------------------------------------------------------------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [   ].

CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT [   ].




                               PAGE 1 OF 9 PAGES
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
CUSIP NO. 05538E-10-9                  13D                     PAGE 2 OF 9 PAGES



(1)  Name of Reporting Person                              GHS Management, Inc.
     S.S. or I.R.S. Identification                         75-2345463
     No. of Above Person

(2)  Check the Appropriate Box if a                        (a)
     Member of a Group (see instructions)                  (b)      X

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                    WC

(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization                  Texas

     Number of Shares         (7)  Sole Voting Power       0(1)
     Beneficially owned
     by Each Reporting
     Person with
                              (8)  Shared Voting Power     0

                              (9)  Sole Dispositive Power  0(1)

(10) Shared Dispositive Power                              0

(11) Aggregate Amount Beneficially                         0(1)
     Owned by Each Reporting Person

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by                       0.0%
     Amount in Row (11)

(14) Type of Reporting Person (See                         CO
     Instructions)

________________________________


(1) GHS Management, Inc. has sole voting and dispositive power with respect to the shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC.
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
CUSIP NO. 05538E-10-9                        13D               PAGE 3 OF 9 PAGES


(1)      Name of Reporting Person                               G. Houston Hall
         S.S. or I.R.S. Identification                          ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box                              (a)
         if a Member of a Group (See                            (b)  X
         Instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                                   PF
         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                                USA
         Organization

         Number of Shares        (7)  Sole Voting Power         0
         Beneficially Owned
         by Each Reporting
         Person with
                                 (8)  Shared Voting Power       0(1)

                                 (9)  Sole Dispositive Power    0

(10)     Shared Dispositive Power                               0(1)

(11)     Aggregate Amount Beneficially                          0(2)
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                        0.0%
         Amount in Row (11)


CUSIP NO. 05538E-10-9                13D                       PAGE 4 OF 9 PAGES


(14)     Type of Reporting Person (See                           IN
         instructions)

_________________________________

(1) Mr. Hall shares voting and dispositive power with respect to the aggregate 0 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

(2) Includes the aggregate of 0 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

CUSIP NO. 05538E-10-9                13D                       PAGE 5 OF 9 PAGES


(1)      Name of Reporting Person                                James C. Smith
         S.S. or I.R.S. Identification                           ###-##-####
         No. of Above Person

(2)      Check the Appropriate Box if                            (a)
         a Member of a Group (See                                (b)  X
         instructions)

(3)      SEC Use Only

(4)      Source of Funds (See                                    PF
         instructions)

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of                                 USA
         Organization

         Number of Shares          (7)  Sole Voting Power        0
         Beneficially Owned
         by Each Reporting
         Person with
                                   (8)  Shared Voting Power      0(1)

                                   (9)  Sole Dispositive Power   0

(10)     Shared Dispositive Power                                0(1)

(11)     Aggregate Amount Beneficially                           0(2)
         Owned by Each Reporting Person

(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                         0.0%
         Amount in Row (11)

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
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CUSIP NO. 05538E-10-9                  13D                     PAGE 6 OF 9 PAGES



(14)     Type of Reporting Person (See                           IN
         instructions)


___________________________________

(1) Mr. Smith shares voting and dispositive power with respect to the aggregate of 0 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

(2) Includes the aggregate of 0 shares of Common Stock held by Falcon Fund, Ltd. and GHS Partners LDC which are managed by GHS Management, Inc.

CUSIP NO. 05538E-10-9                 13D                      PAGE 7 OF 9 PAGES




Item 1.          Security and Issuer.

         This statement on Schedule 13D relating to the Common Stock of BEI Electronics, Inc. filed December 16, 1993 by GHS Management, Inc., G. Houston Hall and James C. Smith, as amended by Amendment No. 1 filed January 23, 1995, is hereby amended and supplemented as follows:

Item 3.          Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended to read in its entirety as follows:

         The aggregate of 0 shares of common Stock beneficially owned by GHS, Mr. Hall and Mr. Smith were purchased in transactions effected in the over-the-counter markets for an aggregate purchase price of $0.00 (including brokerage commissions), all of which was derived from working capital (in the case of GHS) and personal funds (in the case of Messrs. Hall and Smith).

Item 5.          Interest in Securities of the Issuer.

         Item 5 is hereby amended to read in its entirety as follows:

                 (a) As of February 22, 1995, (i) GHS beneficially owned 0 shares of Common Stock of the Company, representing approximately 0.0% of the outstanding Common Stock of the Company, (ii) Mr. Hall beneficially owned 0 shares of Common stock (including the 0 owned by GHS), representing approximately 0.0% of the outstanding Common Stock of the Company, and (iii) Mr. Smith beneficially owned 0 shares of Common Stock (including the 0 shares owned by GHS), representing approximately 0.0% of the outstanding Common Stock of the Company.

         According to the Issuer's Report on Form 10-Q for the quarter ended December 31, 1994, a total of 6,699,627 shares of Common Stock were issued and outstanding on January 11, 1995.

                 (b) Mr. Smith has the sole power to vote and dispose of the Common Stock beneficially owned by him, Mr. Hall has the sole power to vote and dispose of the Common Stock beneficially owned by him and Mr. Hall and Mr. Smith share the power to vote and dispose of the Common Stock beneficially owned by GHS through its management of Falcon and Quasar.

                 (c) During the 60 days prior to and including the date of the event which requires the filing of this Statement, GHS and Messrs. Hall and Smith effected the following transactions, all of which were open market transactions effected through third party brokers:
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CUSIP NO. 05538E-10-9                 13D                      PAGE 8 OF 9 PAGES



                                                              TRANSACTION
                      DATE              ACCOUNT                   TYPE                  SHARES              PRICE/SHARE
                      ----              -------                   ----                  ------              -----------
                    01-23-95              GHS                     Sell                   65,000               4.7500
                    01-23-95             Smith                    Sell                   25,000               4.7500
                    01-23-95              Hall                    Sell                   10,000               4.7500
                    01-24-95              GHS                     Sell                   75,000               4.7500
                    01-24-95             Smith                    Sell                   25,000               4.7500
                    02-13-95              GHS                     Sell                  290,000               5.2500
                    02-13-95              Hall                    Sell                   10,000               5.2500
                    02-14-95              GHS                     Sell                    6,319               5.4500
                    02-21-95              GHS                     Sell                   11,000               5.4913
                    02-22-95              GHS                     Sell                   29,000               5.375

                                                      (d)     Not applicable.

                                                      (e)     Not applicable.
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CUSIP NO. 05538E-10-9                13D                       PAGE 9 OF 9 PAGES




                                  Signatures
                                  ----------



         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:    February 23    ,1995.
               -------------------

                                            GHS Management, Inc.


                                            By:     /s/ James F. Gallivan, Jr.
                                               --------------------------------
                                            Its:  President


                                                    /s/ G. Houston Hall
                                            -----------------------------------
                                            G. Houston Hall


                                                    /s/ James C. Smith
                                            -----------------------------------
                                            James C. Smith